Sunshine Biopharma, Inc.

6500 Trans-Canada Highway, 4th Floor

Pointe-Claire, Quebec, Canada H9R 0A5

August 8, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Gary Newberry and Kevin Kuhar

Re:	Sunshine Biopharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed April 4, 2023
File No. 001-41282

Dear Mr. Newberry and Mr. Kuhar:

Please find below the response of Sunshine Biopharma, Inc. (the “Company”, “we,” “us, or “our”), to the comments raised by the staff of the Securities and Exchange Commission in its letter dated July 25, 2023 relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022 filed April 4, 2023.

For your convenience, the staff’s comment has been restated and is followed by the Company’s response.

1.	Please revise future filings to include your accounting policy for the identification of operating and reportable segments. To the extent that you have more than one reportable segment, provide the disclosures required by ASC 280-10-50-21 through 50-31. Further, provide the entity-wide disclosures required by ASC 280-10-50-38 through 50-41 and significant customers under ASC 280-10-50-42 regardless of the number of reportable segments identified. If you determined you have more than one reportable segment, provide the interim period information required by ASC 280-10-50-32 and 50-33 in your next Form 10-Q.

Response:

The Company will revise its future filings to include its accounting policy for the identification of operating and reportable segments at the point in time when the Company has at least two operating segments that are material in nature.

When the Company has more than one material reporting segment, it will provide the disclosures required by ASC 280-10-50-21 through 50-31, ASC 280-10-50-38 through 50-41, significant customers under ASC 280-10-50-42 as well as the interim period information required by ASC 280-10-50-32 and 50-33. See also response to Comment 3 below.

2.	Please revise future filings to provide a more fulsome discussion of your revenue recognition accounting policy which addresses the five-step model of ASC 606. Expand your disclosure to fully address the requirements of ASC 606-10-50-1 through 50-3, 50-12 and 50-17 through 50-21.

Response:

The Company will revise its future filings to provide a more fulsome discussion of its revenue recognition accounting policy which addresses the five-step model of ASC 606, and will expand its disclosure to fully address the requirements of ASC 606-10-50-1 through 50-3, 50-12 and 50-17 through 50-21.

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3.	In this regard, please tell us why you have not provided disaggregated revenue disclosure by nature of activity, region, product type or other relevant category under ASC 606-10- 50-5 and 55-89 through 55-91.

Response:

The Company has identified two reportable segments:

•	Prescription Generic Pharmaceuticals (“Generic Pharmaceuticals”)
•	Nonprescription Over-The-Counter Products (“OTC Products)

During the period from October 20, 2022 (date of acquisition of Nora Pharma Inc.) through December 31, 2022, 97.6% of the Company’s revenues were generated from Generic Pharmaceuticals sales in Canada. Similarly, in Q1 and Q2 2023 Generic Pharmaceutical sales in Canada represented 97.0% and 97.3%, respectively (data shown below). Based on these results, management deemed OTC Products sales to be immaterial. Therefore, the Company will not do segment reporting until the percentage of revenues generated by OTC Products is material to the Company.

	71 Days 2022	Q1 2023	Q2 2023
Total Sales	$4,345,603	$4,894,053	$5,560,865
OTC Products sales	$104,038	$147,763	$147,937
OTC Products sales (%)	2.4%	3.0%	2.7%
Generic Pharmaceuticals sales in Canada (%)	97.6%	97.0%	97.3%

The Q2 2023 numbers presented in the table above are preliminary and will be in final form when the Company’s 10-Q for the period ended June 30, 2023 is filed.

4.	As a result of the acquisition of Nora Pharma Inc. we see that you recorded goodwill of $18,326,719 and an intangible asset of $659,571. Please address the following:

•	Identify the intangible asset acquired and its amortization period.
•	Tell us why no other intangible assets were recognized in accordance with ASC 805- 20-25-10 and the examples in ASC 805-20-55-11 through 55-45.
•	Describe to us the qualitative factors that make up the goodwill recognized, such as expected synergies from the combined operations, intangibles asset that did not qualify for separate recognition or any other factors in consideration of ASC 805-30-50-1a.

Response to First Bullet Point:

Intangible assets of $659,571 were per Nora Pharma’s audited financial statements as of June 30, 2022.

Balance at December 31, 2021	$–
Finite-lived assets (Licenses and Supply agreements)	659,571
Additional finite-lived assets (Licenses fees)	168,438
Balance at December 31, 2022	828,009
Less accumulated amortization	(51,153)
Net finite-lived intangible assets at December 31, 2022	$776,856

As of December 31, 2022, the amortization period of the Company’s intangible assets has been set at 5 years. As discussed elsewhere in our filings, the Company’s intangible assets will be evaluated on an annual basis for possible impairment and adjustment to the amortization period.

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As of December 31, 2022, estimated amortization expense of the Company’s intangible assets for each of the next five years is as follows:

2023	$33,586
2024	45,761
2025	45,761
2026	44,585
2027	6,015

Response to Second Bullet Point:

No adjustment was made to Intangible Assets as the entire amount of the Goodwill was impaired (please see response to Comment 5 below).

Response to Third Bullet Point:

The Company has been operating as a pharmaceutical company focusing on oncology drug development since inception in 2009. Following its up-listing to Nasdaq together with three financing events in 2022, the Company wished to become a more fully integrated pharmaceutical company by selling prescription drugs as part of its operations. To that end, the Company identified a suitable candidate, Nora Pharma Inc. (“Nora Pharma”), a Canadian pharmaceutical company with 50 generic prescription drugs on the market and approximately $10.7 million in sales as of June 30, 2022.

Following completion of a 2-year audit and extensive due diligence of Nora Pharma, the Company determined that there were valuable synergies and complementarities in operations and goals between the Company and Nora Pharma.

On October 20, 2022, the Company acquired all of the issued and outstanding shares of Nora Pharma. The purchase price for the shares was $18,860,637 (USD) which was paid in cash ($14,346,637) and by the issuance of 3,700,000 shares of the Company’s common stock valued at $4,514,000 or $1.22 per share. Nora Pharma is a certified company offering generic pharmaceutical products in Canada. Nora Pharma’s operations are authorized by a Drug Establishment License issued by Health Canada.

As part of the consideration paid for Nora Pharma, the Company agreed to a $5,000,000 CAD ($3,632,000 USD) earn-out amount payable to Mr. Malek Chamoun, the seller of Nora Pharma. The earnout is payable in the form of twenty (20) payments of $250,000 CAD for every $1,000,000 CAD increase in gross sales (as defined in the Purchase Agreement) above Nora Pharma’s June 30, 2022 gross sales, provided that Mr. Chamoun’s employment with the Company is not terminated pursuant to the Company’s Employment Agreement with him. The Company believes that Mr. Chamoun brings unique expertise in the area of prescription pharmaceuticals sales, regulatory affairs, logistics, and other synergistic operations.

The acquired business contributed revenues of approximately $4.2 million to the Company for the period from October 20, 2022 (acquisition date) to December 31, 2022. The following unaudited summary presents consolidated results of operations of the Company and Nora Pharma for the years ended December 31, 2022 and 2021, on a pro forma basis, as though the companies had been combined as of January 1, 2021:

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Pro Forma results from acquisition	December 31, 2022	December 31, 2021
Total revenues	$14,758,115	$7,927,165
Net (loss) from operations	$(26,192,503)	$(2,224,253)
Net (loss)	$(26,164,764)	$(12,289,655)
Basic and fully diluted (loss) per share	$(1.74)	$(4.70)
Weighted average number of shares outstanding	15,056,097	2,612,061

The following table summarizes the allocation of the purchase price as of October 20, 2022 (the acquisition date) using Nora Pharma’s balance sheet assets and liabilities:

Accounts receivable	$1,358,121
Inventory	3,181,916
Intangible assets	659,571
Equipment & furniture	210,503
Other assets (including intangible assets)	1,105,093
Total assets	6,515,204
Liabilities assumed	(5,981,286)
Net assets	533,918
Goodwill	18,326,719
Total Consideration	$18,860,637

5.	We note that you recorded an impairment of all the goodwill associated with the Nora Pharma Inc. acquisition in the same fiscal quarter as the transaction. You also disclose that management determined impairment was “in the best interest of the Company.” Please tell us how your goodwill impairment testing complied with the guidance in ASC 350-20-35- 4 through 35-19 and describe the event or circumstances that triggered the testing in accordance with ASC 350-20-35-30. Provide the disclosures required under ASC 350-20- 50-1 through 50-3 for the December 31, 2022 year-end as part of your response.

Response:

Section 805-20-25-1 of the Accounting Standards Codification (“ASC”) states that, “the acquirer shall recognize, separately from goodwill, the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.” Allocation of the Purchase Price per ASC 805-20-25-1 yielded a goodwill amount of $18,326,719 USD (the “Goodwill Amount”).

On September 21, 2022, the seller of Nora Pharma presented Nora Pharma to the Board of Directors of the Company, including sales projections of Nora Pharma through 2027.

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Management analysis of the projections identified significant risks associated with a generic drugs sales operation in Canada, including:

a)	Current macroeconomic conditions are becoming increasingly less stable due to the ongoing COVID-19 pandemic, the war in Ukraine, and tensions in the Far East. Destabilized macroeconomics conditions pose a serious threat to supply chains around the world including those for the generic pharmaceutical business. Nearly all of Nora Pharma’s generic drugs are manufactured outside Canada and the United States and could experience disruptions which would adversely affect Nora Pharma’s main source of revenue;

b)	Supply chains discontinuities due to other issues, including unforeseen regulatory actions, economic sanctions, trade restrictions, labor disturbances and approval delays, may impact the Company’s ability to timely meet customer demand in certain instances. These adverse market forces would have a direct impact on Nora Pharma’s ability to achieve its sales projections;

c)	Sales of Nora Pharma’s generic drugs may be adversely affected by the drug regulatory environment in Canada. Currently, Nora Pharma sells generic drugs only in Canada. Nora Pharma’s net sales may be affected by fluctuations in buying patterns resulting from government lead pricing pressures and similar factors. Nora Pharma generic drugs sales in Canada are done via retail pharmacies, pharmacy channels, distributors, and wholesalers. Pricing pressures represent the highest risk to sales due to ongoing, unresolved negotiations between the pharmaceutical industry and the Canadian federal government.

d)	A significant portion of Nora Pharma’s revenues are derived from relatively few key customers, and any financial difficulties experienced by a single key customer, or any delay in receiving payments from such a customer, could have a material adverse effect on Nora Pharma’s business, financial condition, and results of operations;

e)	Nora Pharma’s revenues and profits may decline as a result of competition from other pharmaceutical companies. Prices of generic drugs may, and often do, decline, sometimes dramatically, especially as additional generic pharmaceutical companies receive approvals and enter the market. Consequently, Nora Pharma’s ability to sustain sales and profitability on any given product over time is affected by the number of companies selling such product, including new market entrants, and the timing of their approvals;

f)	Brand pharmaceutical companies continue to manage products in a challenging environment through marketing agreements with payers, pharmacy benefits managers and so-called “authorized generics” sellers. In such cases, no significant regulatory approvals are required. In addition, brand companies may seek to delay introductions of generic equivalents through a variety of commercial and regulatory tactics. These actions may increase the costs and risks of our efforts to introduce generic products and may delay or prevent such introduction altogether; and

g)	If Nora Pharma encounters difficulties in executing launches of new products, it may not be able to offset the increasing price erosion on existing products resulting from pricing pressures and accelerated generics approvals for competitors. Such unsuccessful launches can be caused by many factors, including, delays in regulatory approvals, lack of operational or clinical readiness or patent litigation. Failure or delays to execute launches of new generic products could have a material adverse effect on Nora Pharma’s business and its ability to realize projected sales.

On the basis of the foregoing, no assets of of potentially doubtful value will be carried on the Company’s books and the Company will proceed by impairing 100% of the goodwill and not record any additional intangible assets associated with the transaction.

The goodwill impairment test is a two-step process. The first step, used to screen for potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. If applicable, the second step, used to measure the amount of the impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill.

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The Company used a discounted cash flow model which requires estimating future cash flows expected to be generated from the reporting unit, discounted to their present value using a risk-adjusted discount rate. Terminal values were also estimated and discounted to their present value. Assessing the recoverability of goodwill requires the Company to make estimates and assumptions about sales, operating margins, growth rates and discount rates based on its budgets, business plans, economic projections, anticipated future cash flows and marketplace data. There are inherent uncertainties related to these factors and management’s judgment in applying these factors.

The following table presents the changes in the carrying amount of goodwill in each of the Company’s reportable segments. The provisions of ASC 350-20-50-1 require the disclosure of cumulative impairment. As a result of the merger, a new basis in goodwill was recorded in accordance with ASC 805-10. All impairments shown in the table below have been recorded subsequent to the merger and, therefore, do not include any pre-merger impairment.

Nora Pharma
Balance as of December 31, 2021	$–
Acquisition of goodwill	18,226,881
Impairment of goodwill	(18,226,881)
Balance as of December 31, 2022	$–

6.	As part of your response, please provide us the disclosures required by ASC 350-30-50-1 through 50-3 for your intangible assets other than goodwill. Also, provide the disclosures required by ASC 360-10-50-1 for your property, plant and equipment.

Response:

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment begins in the month when the asset is placed into service and is provided using the straight-line method for financial reporting purposes at rates based on the estimated useful lives of the assets.

Property, plant, and equipment consist of:

	December 31,
	2022	2021
Equipment	$162,534	$61,748
Computer equipment	16,418	9,329
Furniture and fixtures	33,329	–
Vehicles	265,774	–
Total	478,055	71,077
Less: Accumulated depreciation	983,806)	(64,016)
Property and equipment, net	$394,249	$7,061

Depreciation expense for the years ended December 31, 2022 and 2021 amounted to $20,641 and $12,741, respectively.

As result of the Nora Pharma acquisition the Company had goodwill of $18,226,881 and intangible assets of $659,571 on its balance sheet.

Based on the factors described in #4 above, the Company (i) impaired 100% of the goodwill in the 2022 fiscal year, and (ii) reviewed the acquired pre-acquisition intangible assets on Nora’s balance sheet and determined that no impairment existed.

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Intangible assets consisted of the following at December 31, 2022:

Balance at December 31, 2021	$–
Intangible assets (acquired in Nora acquisition)	659,571
Additional intangible assets (License Fees)	168,438
Balance at December 31, 2022	828,009
Less accumulated amortization	(51,153)
Finite-lived intangible assets net at December 31, 2022	$776,856

As of December 31, 2022, the amortization period of the Company’s intangible assets has been set at 5 years. As discussed elsewhere in our filings, the Company’s intangible assets will be evaluated on an annual basis for possible impairment and adjustment to the amortization period.

As of December 31, 2022, estimated amortization expense of the Company’s intangible assets for each of the next five years is as follows:

2023	$33,586
2024	45,761
2025	45,761
2026	44,585
2027	6,015

Should you have additional questions regarding the information contained herein, please contact our counsel, Jeff Cahlon at 212-398-2742 or jcahlon@srf.law.

Sincerely,

/s/ Dr. Steve Slilaty

Steve Slilaty

Chief Executive Officer

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